PRESS RELEASE
ASANKO GOLD REPORTS Q2 2018 RESULTS

Vancouver, British Columbia, August 2, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) reports its second quarter ("Q2") 2018 operating and financial results. The Company released its production and revenue results for Q2 on July 12, 2018. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q2 2018 Highlights:

  Gold production of 53,501 ounces and half year production of 101,731 ounces, exceeding upper end of H1 2018 guidance of 90,000 - 100,000 ounces

  Quarterly gold sales of 51,785 ounces at an average realized price of $1,286 per ounce generating gold revenue of $66.6 million

  Mining operations at Nkran returned to steady state levels in June, mining 178,000 tonnes at 1.9g/t

  Another record quarterly mill throughput achieved with 1.37 million tonnes of ore processed

  No LTIs during the quarter or on a rolling 12-month basis, maintaining industry leading LTIFR of zero per million man hours worked

  Operating cash costs[2] of $582/oz (Q1 2018: $571/oz) and total cash costs[2] of $646/oz (Q1 2018: $637/oz)

  AISC[3] decreased 13% quarter on quarter to $1,068/oz (Q1 2018: $1,226/oz), while AISC[3] of $1,145/oz for the half year was below the Company's H1 2018 cost guidance of $1,200-1,300/oz

  Cash provided by operating activities of $13.4 million ($28.6 million before working capital changes), compared to $19.1 million in Q1 2018. The reduction in cash provided by operating activities was primarily due to change in non-cash working capital and higher exploration expenditures.

  Net loss attributable to common shareholders of $142.3 million ($0.63/common share) solely attributable to the recognition of a loss ($144.6 million) due to the reclassification of the Company's Ghanaian subsidiaries to assets and associated liabilities held for sale, resulting from the Gold Fields JV Transaction

  Adjusted net income attributable to common shareholders of $2.3 million ($0.01/common share)

  As at June 30, 2018, including assets classified as held for sale, the Company had cash and immediately convertible working capital of $48.1 million, of which $18.8 million is attributable to Asanko post-completion of the Gold Fields JV Transaction

  Receipt of amended Environmental Permit for Esaase which includes a trucking operation

  Completion of $185.0 million Gold Fields JV Transaction, with Gold Fields acquiring a 50% interest in all of Asanko's Ghanaian interests, including the Asanko Gold Mine. Asanko to remain operator and manager of the Asanko Gold Mine.

  Repayment in full of the Red Kite project debt facility with proceeds from the Gold Fields JV Transaction, Asanko now debt free

Commenting on the quarter Peter Breese, President and CEO, said "The mine's solid operational performance for the quarter, predominantly the mill's fantastic performance and Nkran resuming steady-state operations, enabled us to beat the top end of our guidance for the first half of 2018, producing 101,731 ounces at AISC[3] of $1,145/oz. We are well positioned to meet our H2 2018 and full year guidance.

AISC[3] decreased by 13% to $1,068/oz quarter on quarter, as the Eastern portion of the Nkran Cut 2 pushback was completed ahead of schedule, resulting in a 32% reduction in deferred stripping costs. Processing costs also dropped again this quarter as a result of the mill's record throughput, posting a 23% decrease since we commissioned the P5M volumetric plant upgrade in Q4 2017. We maintained profitable operations this quarter, reporting an adjusted net income attributable to common shareholders of $2.3 million or $0.01 per common share.

This quarter pre-prodution work at Esaase got underway in anticipation of commencing mining operations in Q1 2019. The focus was primarily on additional infill exploration drilling and an extensive core re-logging exercise to improve the understanding of the geology and controls to mineralization within the Esaase pit. In addition, we also received an amended Environmental Permit that includes a trucking operation to transport ore from Esaase to the central processing facility, which completes the permitting process for Esaase. We expect an initial development decision to be made by the Joint Venture management committee in Q4 2018."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2018, which are available at www.asanko.com and filed on SEDAR.

Key Operating and Financial Highlights
Asanko Gold Mine 100% Basis

	Q2 2018	Q1 2018	Q2 2017

Waste Mined ('000t)	9,814	11,976	6,457
Ore Mined ('000t)	945	767	1,049
Average Gold Grade Mined (g/t)	1.5	1.3	1.5
Strip Ratio (W:O)	10.4:1	15.7:1	6.2:1
Mining Cost ($/t mined)	3.65	3.23	3.22
Ore Treated ('000t)	1,374	1,269	887
Gold Feed Grade (g/t)	1.4	1.3	1.7
Gold Recovery (%)	94	93	94
Processing Cost ($/t treated)	9.95	11.17	12.80
Gold Production (oz)	53,501	48,229	46,017

Gold Sales (oz)	51,785	48,899	48,461
Average Realized Gold Price ($/oz)	1,286	1,314	1,238
Operating Cash Costs[2] ($/oz)	582	571	572
Total Cash Costs[2] ($/oz)	646	637	634
All-in Sustaining Costs[3] ($/oz)	1,068	1,226	930
All-in Sustaining Margin[1] ($/oz)	218	88	308

Revenue ($m)	66.8	64.4	60.2
Production Costs, including Royalties ($m)	33.8	31.6	31.3
Income from Mine Operations ($m)	16.1	19.5	14.5
Net income (loss) attributable to common shareholders ($m)	(142.3)	2.1	0.6
Net income (loss) per share attributable to common shareholders	($0.63)	$0.01	$0.00
Adjusted net income attributable to common shareholders ($m) [1]	2.3	2.1	0.6
Adjusted net income per share attributable to common shareholders[1]	$0.01	$0.01	$0.00

Cash provided by operating activities ($m)	13.4	19.1	33.7
Cash provided by operating activities before working capital changes ($m)	28.6	30.5	26.7
Cash provided by operating activities per common share[1]	$0.06	$0.09	$0.17

Q2 2018 Operating Results

  The Company produced 53,501 ounces of gold for Q2 2018 and 101,731 ounces of gold for the half year, exceeding the upper end of H1 2018 guidance of 90,000 - 100,000 ounces.

  Ore mining rates for Q2 2018 averaged 315,000 tonnes per month ("tpm") at an average mining grade of 1.5g/t and a strip ratio of 10.4:1. Ore tonnes and average grade mined increased from Q1 2018 as steady state mining operations resumed at Nkran in June.

  During the quarter, the Asanko Gold Mine ("AGM") sourced ore from Nkran, Akwasiso, Dynamite Hill and on-surface stockpiles:

    At Nkran, 321,000 tonnes of ore was mined at an average grade of 1.8 g/t while mining operations focused on progressing the Eastern portion of the Cut 2 pushback. In June, steady state operations resumed a month ahead of schedule, mining 178,000 tonnes at 1.9g/t.

    The Akwasiso satellite deposit delivered 356,000 tonnes of ore at a grade of 1.1g/t and Dynamite Hill delivered 251,000 tonnes of ore at an average grade of 1.9 g/t.

  There were no lost time injuries ("LTI") reported during the quarter, and the AGM has now achieved over fifteen months and more than 7.7 million man hours worked without a single LTI.

  During Q2 2018, the processing plant achieved another quarterly record milling performance of 1.37 million tonnes ("Mt"), which exceeds the design throughput rate of the recently upgraded 5Mtpa processing plant. In order to meet the higher-than-planned throughput, mined ore was supplemented with lower-grade stockpiled ore, resulting in lower plant feed grades (1.4g/t), compared to the average grade that was mined during the period.

  Completed the commissioning of the recovery circuit upgrades and installation of the new upgraded mill motor on the SAG mill. In addition, a secondary cone crusher was installed during the quarter, which contributed to a finer product being delivered to the SAG mill. The addition of this crusher to the circuit contributed to the significant improvement in processing throughput rate for the quarter.

  Gold recovery continued to exceed design at 94% despite the elevated mill throughput rates and lower feed grade.

  Completed the commissioning of the P5M recovery circuit upgrades.

  On July 31, 2018, the Company announced the completion of the $185.0 million JV Transaction with Gold Fields under which Gold Fields acquired a 50% interest in all of Asanko's Ghanaian interests, including the AGM. Asanko to remain operator and manager of the AGM.

  The Company received an amended Esaase Environmental Permit, which allows for a trucking operation to haul ore from the large-scale Esaase deposit to the central processing facility at the AGM. With the receipt of the amended permit, the Esaase mine is now fully permitted.

  In support of commencing mining operations at Esaase in January 2019, an extensive pre-production program got underway at Esaase, including additional infill exploration drilling and an extensive core re-logging exercise to improve the definition of the geology and controls to mineralization within the proposed pit and to facilitate a more robust resource model. All the new data will be incorporated to enhance the Mineral Resource Estimate and associated mine plan for Esaase which is targeted to be completed during Q4 2018.

Q2 2018 Financial Performance

  The Company recognized revenues of $66.8 million in Q2 2018 compared to $60.2 million in Q2 2017. The $6.6 million increase in revenues was a result of higher sales volume, augmented by higher average realized selling prices.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $50.7 million in Q2 2018, an increase of $5.0 million from Q2 2017. The increase in cost of sales was predominantly due to a $2.5 million increase in depreciation and depletion resulting from a higher asset cost base, as well as increased mill throughput, in Q2 2018 compared to Q2 2017. In addition, cost of sales was $1.9 million higher in Q2 2018 compared to the prior year as a result of higher sales volumes, which also gave rise to a $0.3 million increase in royalty expense.

  The Company reported a net loss attributable to common shareholders of $142.3 million in Q2 2018 compared to net income of $0.6 million in Q2 2017. The net loss during Q2 2018 was solely attributable to the recognition of a loss ($144.6 million) due to reclassification of the Company's Ghanaian subsidiaries to net assets held for sale, resulting from the Gold Fields JV Transaction. In addition, the Company incurred higher exploration expense ($1.7 million increase) and an increase in finance expense of $1.0 million. These factors were partially offset by higher mine operating earnings ($1.6 million increase) and a lower income tax expense ($2.2 million decrease).

  Adjusted net income attributable to common shareholders was $2.3 million in Q2 2018, compared to $0.7 million in Q2 2017, corresponding to the $1.6 million higher income from mine operations.

  Mining costs averaged $3.65/t mined during Q2 2018 compared to $3.22/t in Q2 2017. Mining costs per tonne were higher than Q2 2017 as a result of higher drilling and blasting and loading and hauling costs associated with the progression of Cut 2 at Nkran. Of the mining costs incurred during Q2 2018, a total of $17.8 million was deferred as stripping costs.

  Processing costs averaged $9.95/t milled compared to $12.80/t in Q2 2017. Processing unit costs were lower than Q2 2017 due the very strong operating performance of the plant, which on an annualized basis surpassed the newly upgraded throughput levels of 5Mtpa. As a result, there was a 55% increase in treated tonnes compared to Q2 2017, which had the impact of decreasing fixed processing costs on a per unit basis. In addition, the Company benefitted from a reduction in the unit price of power.

  In Q2 2018, the Company incurred operating cash costs per ounce[2], total cash costs per ounce[2] and AISC[3] of $582, $646 and $1,068, respectively.

  AISC[3] for H1 2018 was $1,145/oz, which is below the Company's H1 2018 cost guidance of $1,200-$1,300/oz. The relatively lower AISC for H1 2018 was a result of more gold ounces sold relative to plan and lower processing costs and overhead expenses.

  Cash provided by operating activities in Q2 2018 was $13.4 million, a 60% decrease from Q2 2017. Operating cash flow before working capital changes was $28.6 million in Q2 2018, 7% higher than Q2 2017 of $26.7 million. The increase in operating cash flows before working capital changes was primarily due to higher revenues, partially offset by higher cash production costs and exploration expenditures.

Q2 2018 Liquidity and Capital Resources

  As at June 30, 2018, the Company had cash of $42.4 million on hand, $0.8 million in receivables from gold sales and unrefined gold dore at a cost of $5.1 million (and a market value of $6.8 million).

  Concurrent with the closing of the JV Transaction, the Company used the proceeds from the Gold Fields JV Transaction to repay in full the outstanding debt principal and accrued interest to Red Kite. Asanko is now debt-free.

2018 Guidance

The Company is on track to meet its 2018 guidance of 200,000 - 220,000 ounces at AISC[3] of $1,050 - 1,150/oz for 2018.

For H1 2018, the Company exceeded guidance producing 101,731 ounces at AISC[3] of $1,145/oz against a forecast of 90,000 - 100,000 ounces at AISC[3] of $1,200 - 1,300/oz.

In H2 2018, with Nkran Cut 2 pushback yielding steady-state levels of ore production, guidance is expected to be 110,000 - 120,000 ounces at AISC[3] $950 - 1,050/oz.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced, all-in sustaining margin and operating cash flow per common share. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q2 2018 Operating & Financial Results Conference Call & Webcast today at 9am ET

US/Canada Toll Free:        800 954 0629

UK Toll Free:                       0800 496 0445

International:                     +1 212 231 2933

Webcast:

Please click on the link:    https://cc.callinfo.com/r/1l06ddgf0g2fx&eom

Replay:

A recorded playback will be available approximately two hours after the call until September 1, 2018:

US/Canada Toll Free:        800 558 5253

UK Toll Free:                       0800 692 0831

International:                     +1 416 626 4100

Passcode:                            21891372

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's the Company's most recent AIF and 40-F filings, available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.